SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
[redacted]
...CISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

02042850

July 24, 2002

RECD S.E.C.
JUL 25 2002
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

SUPPL

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed the following documents: (i) a press release dated March 28, 2002 announcing Banca Carige's financial results for 2001; (ii) a notice dated March 29, 2002 stating that the draft and consolidated financial statements of Banca Carige S.p.A and Banca Carige Group are available; (iii) a press release dated April 18, 2002 announcing the incorporation of Infrastrutture Lavori Italia SpA; (iv) a letter to shareholders dated April 2002; (v) a summary of the financial statements; and (vi) the financial statements for 2001.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John Felitti

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

PADOCS01/114997.4

PRESS RELEASE

Issued by the Office of Public and Press Relations
Tel.: 010 5792611/5792256; Fax: 010 5792731

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE'S FINANCIAL STATEMENTS 2001: NET INCOME OVER 200 BILLION LIRE (€104 MILLION) AND DIVIDEND IN LINE WITH 2000. 186 BILLION LIRE (€ 96 MILLION; + 19.7%) OF CONSOLIDATED NET INCOME.

Despite difficulties and instability which characterized markets during 2001 the results of Banca Carige SpA reflect growth in both terms of dimensional expansion and profitability that find expression in net income amounting to 200.5 billion Liras (€103.5 million), up 5.4% over the prior period. The consolidated net income increased of 19.7% to € 96.1 million.

Genoa, March 28, 2002- Today the Board of Directors of Banca Carige SpA, chaired By Mr. Fausto Cuocolo, approved the financial statements for the fiscal year 2001, illustrated by the Managing Director Giovanni Berneschi; net income amounts to € 103.5 million, up 5.4% over 2000, with a return on equity of 7.8% (€ 96 million of consolidated net income; + 19.7%).

The Board of Directors resolved to submit the shareholders in the ordinary meeting convened on April 29, 2002, the distribution of a dividend of € 0.0723 per share, not lower than the dividend for the year 2000, taking into account the variations in the number of shares as a result of the conversion to Euro of the capital stock and the splitting.

The dividend, approved by the shareholders, will be available for payment on May 9, 2002. In accordance with the Regulations of Borsa Italiana SpA, the shares shall be traded ex-dividend starting May 6, 2002.

The bank was managed in an extremely delicate economic context, made even more uncertain in consequence of the political tensions following the September 11th events. Such conditions have deeply affected the performance of the capital markets.

Despite the complexity of the situation Banca Carige was able to reach a higher level of profitability with respect to the prior period and, thanks to a high level of shareholders'equity, to continue its investment policy for the expansion of the traditional network (through the acquisition of 21 bank branches from Banco di Sicilia executed at the end of 2000 and the acquisition of 61 bank branches from Gruppo IntesaBci, effective from October 1, 2002), as well as the reorganization of the network in a multi-channel integrated strategy.

Although the equity market in the course of 2001 registered negative results (MIBTEL -24.71% and MIB –31.16), Carige's security confirmed itself as a strong investment instrument for a portfolio diversification, showing an increasing trend in the course of the year (+6.57%).

The **income statements** of year 2001 record a growth of the **intermediation margin** to € 600.8 million (+9.5%), determined by the increse of either interest margin and revenue from services; in particular, the **interest margin** reached € 308.8 million (+5.9%), confirming the recovery of profitability deriving from the traditional credit intermediation activity, fostered mainly by the rise of the amounts intermediated.

Net revenue from services reach € 291.9 million, with an increase of 13.5% over the prior period; such trend is determined by the expansion of the dividends and, in particular, by other operating income; this last aggregate was positively affected by the revenue from the securitization of loan *in bonis* executed in accordance to the Italain Law (*Legge 130/99*) in December 2001. the commission income have been characterized by a substancial stability depending on the slowdown phase of the section of the assets under management , while profits and losses from financial transactions are showing a reduction as a result of the instability of the capital markets, national and international.

Operational costs trend (€ 381.6 million, increasing of 14.5% over 2000) is consistent with the expansion process of the bank: in particular, administrative costs (€ 301.6 million), for personnel and other, have been affected by the cost sustained for the integration of the new branches (Banco di Sicilia and Gruppo IntesaBci) and the subsidiary banks, Cassa di Risparmio di Savona e Banca del Monte di Lucca. Adjustments (€ 80.1 million) show a growth due to the process of the goodwill depreciation connected to the acquisition of the new branches and the expansion of the leasing activity.

Operating results are € 219.1 million registering an increase of 1.8% over 2000.

Adjustments and **additional provisions** are € 47.5 million, with an increase of 1.8%. The aggregate includes the "tranching" quota related to the securitization of non performing credits carried out at the end of year 2000.

Profits on ordinary activities reach € 171.6 million (+1.8).

Extraordinary income is € 12.9 million, with an increase of 49.2% over 2000; the revenues from the disposal of three branches in the province of Savona, carried on in compliance with the order of Banca d'Italia under the Italian antritrust legislation (*Legge 287/90*), positively affected the extraordinary income.

Earnings before taxes is € 184.5 million, with an increase of 4.1% over 2000. After taxes, (amounting to € 80.9 million, net income rise to € 103.5 million (+5.4%). The tax rate is 43.9%, lower than the 44,5% registered in 2000.

Also the aggregated assets show a substancial growth: the **Financial Assets Brokered (FAB)** totaled € 19.448 million, with an increase of 10.5 % over 2000; excluding the revenues from the 61 branches acquired, growth is still positive and up 2.8%. In particular, **direct deposits** reaches € 8,099 million (+17.1%) while excluding the branches acquired from IntesaBci, growth

amounts to 9.3%. The growth concerned the area of current accounts, confirming the client's preference for liquidity during turbulent economical periods and the area of bonds, sustained by the issue of notes reserved to retail customers as well as of Euro Medium Term Note

Indirect deposits reach € 11,349 million at the end of the year, up by 6.3 % over 2000 (-1.5% excluding the former IntesaBci branches), resulting from a similar trend of either the assets under managements and the administrated deposits (respectively 6.7% and 5.9%). Excluding the acquired branches, assets under management are essentially stable (-0.8%), while administrated deposits evidence a decline of 2.1%.

Loans to clients rise to € 7.471 million, with an increase of 12.1% mainly determined by the growth in loans to families and firms and the leasing section; excluding the acquired branches the aggregate measures € 6,956 million, up 4.4% over 2000; the aggregate includes a debt of the company Argo Mortgage Srl related to the securitization transaction of *in bonis* credits finalized on December 12, 2001 for an amount of about € 512 million.

Non-performing loans amount to € 200 million and represent 2.7% of the total of gross loans (1.5% net of devaluations).

The network of Carige registered during 2001 a considerable expansion mainly related to the acquisition of 61 branches from Gruppo IntesaBci: such branches are located in 8 regions and 29 provinces: as at the end of 2001 the commercial structure consists of 345 branches, of which 199(57%) in Liguria, 34 in Lombardy, 30 in Piedmont and in Sicily, 20 in Emilia Romagna, 11 in Veneto, 7 in Latium, 5 in Sardinia and Pulia, 3 in Tuscany. The bank has also a branch in France, in Nice.

2001 was the first year of activity through the Internet: the service represents an operational point of reference and a link of all the sales channels, as well as the presupposition for the commercial and distribution expansion of the company. Transactions through the web was in the last year over 3.5 million, of which 1.2 million relating to traditional activity and 2.3 million concerning trading on line activity. Clients using the Internet facility are about 22,000.

As at December 31, 2001, staff totaled 3,5066 employees, with an increase of 426 employees over 2000; such increase is mostly a result of the hiring of 84 employees from the branches acquired from Banco di Sicilia and 322 employees from the branches acquired from Gruppo IntesaBci.

Shereholders'equity rose from € 1,301 to € 1,333 million as a result of the allocation to reserves of the undistributed income for year 2000 and of the partial reconstitution of the share premium reserve, deriving from the securitization transaction of the non performing loans carried out in December 2000.

Capital for regulatory purposes is € 1,357 million up by 14.8% over the amount as of December 31, 2000. The capital ratio is about 18% as compared with the minimum level of 7% required by the Banca d'Italia. The bank is also in compliance with all indicators of the Bank of Italy and the Interbank Deposit Protection Fund (IDPF) currently in effect.

The consolidated financial statements of the Banca Carige Group reported net income of € 96.1 million, which is an increase of 19.7% over the prior period. Total Group assets are € 13,970 million; Investments totaled € 8,342 million, representing an annual increase of 10.6%, while Financial Assets Brockered are € 22,262 million, up by 9%.

During 2002 Carige wants to consolidate and, if deemed advisable, to continue the expansion of the Group always respecting efficiency rules and granting an appropriate increase in profitability, in order to fully satisfy the shareholders' expectations. The first results of 2002 are confirming the budget forecast of a further growth with respect to 2001.

The financial statements of the Bank and the consolidated financial statements will be passed on to the Board of Statutory Auditors and to the Indipendent Auditors for their repective reports.

BANCA CARIGE

Cassa di risparmio di Genova e Imperia

BANCA CARIGE - Cassa di risparmio di Genova e Imperia

Registered office: Genova, Via Cassa di Risparmio 15

Capital stock: Euro 1,020,549,614

Registo delle Imprese di Genova C.F./P.IVA No. 03285880104

Parent company of the Banca Carige Group

Registered in the *Albo dei gruppi bancari* by the Bank of Italy

DRAFT FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS AS AT 12/31/2001

In accordance with the Commissione Nazionale per le Società e la Borsa Regulation No. 11971 of May 14, 1999, art. 82, lett. D), the company informs that the Draft financial statements and consolidated financial statements as at 12/31/2001 of Banca Carige S.p.A. and Banca Carige Group are from today available at the company's office or at the Borsa Italiana S.p.A..

The report of the Board of Statutory Auditors and the report of the Indipendent Auditors will be put at the public disposal within the terms provided by the law.

Genoa, March 29, 2002

The Chairman

Avv. Prof. Fausto Cuocolo

ILI, new company for the relaunching of infrastructures, with 15% of the capital stock held by Carige

"Infrastrutture Lavori Italia SpA" – "I.L.I.", a company aimed to join private capital with public works, was incorporated today in Genoa, at the headquarters of Banca Carige.

Pursuant to the by-laws, the purpose of the company, whose registered office is in Genoa, via XX Settembre 41 and administration offices are in Torino, via Principi d'Acaja 10, is "the rendering of services of technical advisor for italian investment trusts that expressly pursue investments in minority stock of companies having as sole or prevalent purpose the realization of works and the provision of services in the fields of roads network, transports, communications and the industrial activities connected to said fields ".In other words, "Infrastrutture Lavori Italia SpA" will project, develop and promote the works mentioned above. The company will offer engineering services, develop financial plans even for project financing operations, foster national and international marketing initiatives. I.L.I. will also manage to obtain contributions and financings from local, national and european authorities.

The company's capital stock is € 5,000,000,000, represented by 5 million shares with a par value of 1 Euro each. The shareholders of I.L.I. are at the moment: banca Carige SpA, GEFIP Holding, Camera di Commercio di Genova, Gepco Salc and Egis (of the french group CDC).

The establishment of the company was also connected to the fact that the bill "on infrastructures and strategical industrial settlements and other interventions to relaunch production activities" passed the Italian Senate. Besides, Act No. 443 of December 21, 2001 provides for the intervention of the Italian Regions and the use of project financing to realize, with the aid of the private capital, infrastructures and settlements strategical to the modernization and the development of the country.

Concerning the works to be realized at a national level, particular attention will be paid to the infrastructures of the North-West of Italy, for exemple the Genova's subway and harbour, the third Genoa-Milan crossing, the Parma- La Spezia railway and the motorway intersection of Genoa.

Mr. Giovanni Berneschi was appointed as Chairman of the company and Mr. Vito Bonsignore as vice chairman.

Genoa, April 18, 2002

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

Genoa, April 2002

Dear Shareholders,

on March 28th, the Board of Directors of Banca Carige S.p.A approved the financial statements of 2001 that will be submitted to you at the ordinary meeting convened for Monday, April 29th, 2002 at 10,30 and if necessary, in second call Tuesday, April 30, 2002, at the headquarters of the Bank – meeting room 3rd floor, Via David Chiossone, in Genoa.

The results of Carige showed growth, in spite of the delicate economic context and the investments for the expansion of the network (with the acquisition of 21 branches from Banco di Sicilia, executed at the end of 2000 and of 61 branches purchased from Gruppo IntesaBci, effective from October 1st , 2001) as well as the reorganization of the distribution system in a multi-channel integrated strategy. In particular, net income amounted to € 103.5 million representing an increase of 5.4% over 2000, with a return on equity (ROE) of 7.8%.

The Board of Directors resolved to propose to the shareholders the distribution of a dividend of € 0.0723 per share, not lower than the dividend for the year 2000, taking into account the variations in the number of shares as a result of the conversion to Euro of the capital stock and the splitting. The dividend, approved by the shareholders, will be available for payment on May 9, 2002. In accordance with the Regulations of Borsa Italiana SpA, the shares will be traded ex-dividend starting May 6, 2002.

The profit and loss account of 2001 showed an increase of the intermediation margin to € 600.8 million (+ 9.5%): this result was determined by an increase of the interest margin that reached € 308.8 million (+5.9%), confirming the recovery in the profitability from the traditional credit intermediation activity, which benefited mainly from the growth of the intermediated amounts. In addition to this, **net revenue from services** rose to € 291.9 million (+ 13.5%); such trend was determined by the increase of dividend and of *sundry operating revenue* (positively affected by revenue from the securization transaction of *in bonis* credits executed at the end of 2001), while active commissions have been substantially stable; profits and losses from financial transactions showed a reduction, as a result of the instability of domestic and international financial markets.

The trend of **operating expenses** (€ 381.6 million; + 14.5%) was in line with the expansion processus of the bank and was influenced by the expenses related to the integration of the branches and the banks acquired. The **operating results** amounted to € 219.1 million registering an increase of 1.8% over 2000.

Considering the extraordinary income, which was € 12.9 million, positively affected by the revenue from the disposal of three branches in the province of Savona (in compliance with the

order of the Bank of Italy issued in March 2000), and deducted provisions and taxes, net income rise to € 103.5 million (+5.4%).

The patrimonial aggregates also showed a significant development: the Financial Assets Brokered (FAB) totaled € 19.448 million, with an increase of 10.5 % over 2000; excluding the revenues consequent to the 61 branches acquired, growth is still positive and up 2.8%. Loans to clients rose to € 7.471 million, with an increase of 12.1%; excluding the acquired branches the aggregate increased of 4.4% over 2000;

The network of Carige registered during 2001 a considerable expansion mainly related to the acquisition of 61 branches from Gruppo IntesaBci: at the end of 2001, the sales network totaled 345 branches, of which 199 (57.7%) in Liguria. 2001 was also the first year of online banking activity: the clients amount to about 30,000. Among online services, Carige also opened a **call center** that has a larger capability than the prior phone banking service. As at December 31, 2001, staff totaled 3,5066 employees, with an increase of 426 employees over 2000; such increase is mostly a result of the hiring of 84 employees from the branches acquired from Banco di Sicilia and 322 employees from the branches acquired from Gruppo IntesaBci.

The **consolidated financial statements** of the Group Banca Carige showed **net income** of € 96.1 million, with an increase of 19.7% over the prior period; the Financial Assets Brokered **(FAB)** rose of 9% to € 22,262 million while the **loans to clients**, amounting to €8,342 million, registered an annual increase of 10.6%. The **sales network** consist of 403 bank branches and 482 insurance agencies. The **bank and insurance staff total** respectively 4,104 and 408 employees.

Even though the share market over 2001 was characterized by negative results (general index MIBTEL -24.71% and Bank index MIB -31.16%), Carige's security confirmed itself as a strong investment instrument for a portfolio diversification, showing an increasing trend in the course of the year (+6.57%).

Dear Shareholders,

we believe that 2001 results satisfied Your expectations, confirming the soundness of Your investment; during 2002 Carige still wants to consolidate and, if deemed advisable, to continue the expansion of the Group always respecting efficiency rules and granting an appropriate increase in profitability.

We remind You that, once received the approval of the shareholders, the financial statements of the bank shall be available on the Internet site www.carige.it.

We wish to thank You for your kind attention and, finally, remind You that to attend at the shareholders meeting it is necessary to ask for the ammission ticket at Your branch within next April 24th; for further information, contact the General Secretary –Relations with the Stakeholders at the number 800-335577 or at the e-mail adress segr.gen@carige.it.

Regards,

the managing director the chairman

BANCA CARIGE – SUMMARY

(economic and patrimonial results expressed in million of Euro and change %)

	12/31/01	12/31/00	01/00	00/99
Overall customer deposits	19,448.2	17,593.8	+ 10.5	+ 7.2
- direct deposit	8,099.3	6,916.0	+ 17.1	+ 8.6
- indirect deposit	11,348.9	10,677.8	+ 6.3	+ 6.2
Loans to customers	7,471.2	6,664.9	+ 12.1	+ 13.7
Shareholders' equity	1,332,8	1,310.0	+ 2.4	- 0.5

	12/31/01	12/31/00	01/00	00/99
Interest margin	308.8	291.5	+ 5.9	+ 16.0
Intermediation margin	600.8	548.6	+ 9.5	+ 6.1
Operating results	219.1	215.2	+ 1.8	+ 15.7
Earnings before taxes	184.5	177.2	+ 4.1	+ 2.1
Net income	103,5	98.2	+ 5.4	+ 4.7

Sales network	12/31/01	12/31/00	01/00	00/99
Branches	345	283	+ 21.9	+ 11.4
ATMs	391	314	+ 24.5	+ 10.6
P.O.S.	8,101	6,801	+ 19.1	+ 16.7
Personnel	3,506	3,080	+ 13.8	- 0.4

FINANCIAL DATA OF BANCA CARIGE SPA
EXPRESSED IN ITALIAN LIRE

SELECTED PARENT COMPANY FINANCIAL AND OPERATING DATA

	At						pro forma data(8)		
	31/12/01		30/9/01	31/12/00	31/12/99	change. %	31/12/01	change%	
						2001		2001	2000
	Euro (million)								
ASSETS (1)									
Total assets	*12.835,5*	24.852,9	22.943,8	22.530,3	19.802,5	10,3	23.314,0	3,9	11,8
Provision of funds	*10.151,6*	19.656,3	18.461,6	17.913,6	15.324,5	9,7	18.117,4	1,1	14,4
- Direct deposits (a)	*8.099,3*	15.682,5	13.806,8	13.391,2	12.325,7	17,1	14.636,4	9,3	5,5
- amounts owed to customers	*4.863,1*	9.416,2	7.919,0	7.191,0	7.381,6	18.9	8.499,9	7,3	2,8
- debts evidenced by certificates	*3.236,3*	6.266,3	5.826,1	5.472,0	4.944,1	14.5	6,136.5	12,1	9,7
- amounts owed to credit institutions	*1.652,0*	3.198,7	3.879,7	4.522,0	2.998,4	- 29,3	2.705,9	- 40,2	50,8
- funds managed on behalf of third parties	*0,3*	0,6	0,6	0,4	0,4	50,0	0,6	50,0	-
- subordinated loans	*400,0*	774,5	774,5	-	-	-	774,5	-	-
Indirect deposits (b)	*11.348,9*	21.974,5	19.940,4	20.675,2	19.462,7	6,3	20.372,6	- 1,5	4,2
- Assets under management	*5.671,8*	10.982,2	9.655,5	10.294,7	11.039,0	6,7	10.213,5	- 0,6	- 7,8
- Administrated deposits	*5.677,0*	10.992,3	10.284,9	10.380,5	8.423,7	5,9	10.159,1	- 2,1	19,8
Financial Assets Brokered (FAB) (a+b)	*19.448,2*	37.657,0	33.747,2	34.066,2	31.788,4	10,5	35.009,0	2,8	4,7
Investments (2) (3)	*11.026,8*	21.350,9	19.909,5	19.762,7	17.503,3	8,0	20.354,1	3,0	10,7
- Loan and advances to customers (2) (3)	*7.471,2*	14.466,2	13.107,0	12.905,1	11.350,4	12,1	13.469,4	4,4	12,7
- Loan and advances to credit institutions (2)	*1.122,3*	2.173,1	1.745,0	1.876,5	1.219,0	15,8	2.173,1	15,8	31,6
Securities	*2.433,3*	4.711,6	5.057,5	4.981,1	4.933,9	- 5,4	4.711,6	- 5,4	1,0
- Fixed portfolio	*441,3*	854,4	855,9	744,8	747,0	14,7	854,4	14,7	-0,3
- non-fixed portfolio	*1.992,1*	3.857,2	4.201,6	4.236,3	4.186,9	- 8,9	3.857,2	- 8,9	1,2
Shareholders' Equity (4)	*1.332,8*	2.580,7	2.577,1	2.519,1	2.532,3	2,4	2.580,7	2,4	- 0,5
INCOME STATEMENT (1)									
Operating results	*219,1*	424,3	275,8	416,7	360,3	1,8			
Income from ordinary activities	*171,6*	332,3	215,2	326,3	301,9	1,8			
Earnings before income taxes	*184,5*	357,2	238,7	343,0	335,9	4,1			
Net income	*103,5*	200,5	143,2	190,2	181,6	5,4			
RESOURCES (5)									
network	*345*	345	283	283	254	21,9	284	0,4	3,1
personnel	*3.506*	3.506	3.129	3.080	3.092	13,8	2.100	0.6	- 0,4
OPERATING DATA									
Net income from services /Intermediation margin	*48,59%*	48,59%	44,99%	46,87%	51,37%				
Operating costs/ Intemediation margin (Cost income ratio)	*63,53%*	63,53%	65,37%	60,77%	64,00%				
Earnings before taxes/ shareholderrs' equity	*13,84%*	13,84%	9,30%	13,62%	13,26%				
ROE	*7,77%*	7,77%	5,56%	7,55%	7,17%				
ROAE (6)	*7,86%*	7,86%	5,62%	7,53%	7,94%				
CAPITAL ADEQUACY RATIOS (7)									
Risk-weighted Assets(1)	*7.459,7*	14.444,1	12.706,7	12.488,7	11.206,0	15,7			
Tier 1 Capital/ Risk-weighted Assets	*13.08%*	13,08%	18,88%	18,83%	22,25%				
Capital for regulatory purposes/ Risk-weighted Assets	*18.19%*	18,19%	24,59%	18,49%	18,18%				

(1) amounts expressed in billion

(2 before losses

(3) including fixed assets from lease financing

(4) including the special reserve *fondo per i rischi bancari genereali*

(5) end of period data

(6) net income to average equity.

(7) figures as indicated in the *Segnalazione Ufficiale di Vigilanza;* different from the amounts shown in the Note to the financial statements due to difference in calculation method. For further details, see schedule at page 54.

(8) pro forma data does not include income from the 61 branches acquired fro Gruppo IntesaBci, as specified at pag. 17.

PARENT COMPANY BALANCE SHEETS

ASSETS			change %	
(Millions of Italian Lire)	31/12/01	31/12/00	2001	2000
10-CASH IN HANDS , BALANCES WITH CENTRAL BANKS AND POST OFFICE	318.854	216.844	47,0	37,7
20-TREASURY CERTIFICATES AND OTHESR BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANK	810.316	838.802	- 3,4	- 54,8
30-LOANS AND ADVANCES TO CREDIT INSTITUTIONS	2.158.699	1.863.408	15,8	55,5
(a) repayable on demand	507.796	981,533	- 48,3	...
(b) other loan and advances	1.650.903	881.875	87,2	- 8,2
40-LOAN AND ADVANCES TO CUSTOMERS	13.519.376	12.166.038	11,1	15,0
Including				
- loan using funds managed on behalf of third parties	365	308	18,5	65,6
50-BONDS AND OTHER FIXED-INCOME SECURITIES	3.720.891	3.868.865	- 3,8	38,1
(a) issued by public bodies	1.915.186	2.261.355	- 15,3	41,3
(b) issued by banks	1.118.749	944.852	18,4	47,2
Including:				
- own securities	102.736	109.019	- 5,8	9,9
(c) issued by financial institutions	485.057	491.576	- 1,3	78,6
Including:				
- own securities	-	-	-	-
(d) issued by others	201.899	171.082	18,0	- 39,6
60-SHARES, QUOTAS AND OTHER EQUITY SECURITIES	180.424	273.447	- 34,0	- 1,1
70-EQUITY INVESTMENTS	111.761	104,641	6,8	- 80,3
80-EQUITY INVESTMENTS IN ASSOCIATED COMPANIES	1.086.412	1.086.328	-	...
90-INTANGIBLE FIXED ASSETS	691.825	165.124	...	...
Including:				
- start-up costs	6.063	8.817	- 31,2	- 32,2
- goodwill	640.735	123.215	...	...
100-TANGIBLE FIXED ASSETS	1.215.030	1.014.300	19,8	12,5
Including:				
- leasing	736.302	541,587	36,0	27,2
120-OWN SHARES	42.283	34.130	23,9	...
(nominal value: 22.532)				
130-OTHER ASSETS	828.931	722.700	14,7	- 5,3
140-ACCRUED INCOME AND PREPAID EXPENCES:	168.140	175.675	- 4,3	26,5
(a) accrued income	151.630	164.079	- 7,6	24,0
(b) prepaid expences	16.510	11.596	42,4	76,8
Including:				
- Discounts on bonds issued	4.181	2.398	74,4	64,8
TOTAL ASSETS	24.852.942	22.530.302	10,3	13,8

LIABILITIES AND STOCKHOLDERS' EQUITY (millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	2000
10-AMOUNTS OWED TO CREDIT INSTITUTIONS:	3.198.713	4.521.974	- 29,3	50,8
(a) repayable on demand	121.454	264.971	- 54,2	...
(b) with agreed maturity dates or period of notice	3.077.259	4.257.003	- 27,7	44,5
20-AMOUNTS OWED TO CUSTOMERS:	9.416.187	7.918.982	18,9	7,3
(a) repayable on demand	8.704.867	7.232.507	20,4	6,2
(b) with agreed maturity dates or period of notice	711.320	686.475	3,6	20,0
30-DEBTS EVIDENCED BY CRETIFICATES:	6.266.278	5.472.208	14,5	10,7
(a) bonds	5.211.913	4.385.761	18,8	17,1
(b) certificates of deposits	918.556	946.889	- 3,0	- 14,1
(c) other	135,809	139,558	- 2,7	45,3
40-FUNDS MANAGED ON BEHALF OF THIRD PARTIES	577	450	28,2	1,1
50-OTHER LIABILITIES	1.191.214	705.167	68,9	3,1
60-ACCRUED EXPENSES AND DEFERRED INCOME:	255.716	285.292	- 10,4	41,4
(a) accrued expenses	176.287	217.979	- 19,1	41,1
(b) deferred income	79.429	67.313	18,0	42,3
70-RESERVE FOR TERMINATION INDEMNITIES	137,607	119,794	14,9	6,2
80-RESERVE FOR RISKS AND CHARGES:	820.928	787.104	4,3	3,5
(a) reserve for pension and similar commitments	576.497	575.943	0,1	0,3
(b) reserve for taxation	189.888	166.875	13,8	2,3
(c) other reserves	54.543	44.286	23,2	90,1
90-RESERVES FOR LOAN LOSSES	10.000	10.000	-	-
100-RESERVES FOR GENERAL BANKING RISKS	10.000	10.000	-	-
110-SUBORDINATED LIABILITIES	774.508	-	-	-
120-CAPITAL STOCK	1.970.173	1.970.173	-	-
130-ADDITIONAL PAID-IN CAPITAL	255.597	241.368	5,9	- 19,3
140-RESERVES	329.547	282.164	16,8	18,8
(a) legal reserve	90.065	71.043	26,8	34,4
(b) reserve for purchase of treasury stick	42.283	34.130	23,9	...
(c) statutory reserves	-	-	-	-
(d) other reserves	197.199	176.991	11,4	1,2
150-REVALUATION RESERVES	15.405	15.405	-	-
170-NET INCOME	200.492	190.221	5,4	4,7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	24.852.942	22.530.302	10,3	13,8

GUARANTEES AND COMMITMENTS

10-GUARANTIES GIVEN	2.361.249	2.152.098	9,7	17,7
Including:				
- acceptances	18.421	8.544	...	- 45,1
- other guaranties	2.342.828	2.143.554	9,3	18,3
20-COMMITMENTS	1.217.306	1.407.036	- 13,5	71,5
Including:				
- repurchase agreement				

PARENT COMPANY INCOME STATEMENTS

(millions of Italian Lire)	2001	2000	Change % 2001	Change % 2000
10-INTEREST INCOME AND SIMILAR REVENUE	1.179.163	1.046.941	12,6	21,9
Including:				
- Loan and dvances to customers	876.216	762.912	14,9	25,8
- fixed-income securities	248.277	231.934	7,0	14,5
20-INTEREST EXPENSE AND SIMILAR CHARGES	- 581.199	- 482.527	20,4	29,8
Including:				
- amounts owed to customers	- 125.846	- 96.715	30,1	24,6
- securities issued	- 262.938	- 212.991	23,5	27,3
30-DIVIDENDS AND OTHER REVENUES:	75.570	57.617	31,2	9,3
(a) from shares, quotas and other equity securities	5.534	3.905	41,7	- 32,3
(b) from equity investments	31.430	20.140	56,1	- 55,4
(c) other	38.606	33.572	15,0	...
40-COMMISSION INCOME	279.217	279.306	-	6,0
50-COMMISSION EXPENCES	-23.271	- 21.504	8,2	32,7
60-GAINS FROM FINANCIAL TRANSACTIONS	6.282	25.229	- 75,1	- 68,8
70-OTHER OPERATING INCOME	235.648	169.192	39,3	16,9
80-ADMINISTRATIVE COSTS:	- 583.882	- 524.027	11,4	- 0,5
(a) personnel	- 371.638	- 334.173	11,2	- 1.9
Including.				
- wages and salaries	- 226.546	- 207.553	9,2	- 7,0
- social security costs	- 63.320	- 56.224	12,6	- 13,6
- termination indemnties	- 17.441	- 16.881	3,7	2,6
- pension and similar commitments	- 23.040	- 23.281	- 1,0	6,3
(b) other administrative costs	- 212.244	- 189.854	11,8	2,2
90-DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 155.070	- 121.537	27,6	6,5
100-PROVISIONS FOR RISKS AND CHARGES	- 5.390	- 5.062	6,5	84,0
110-OTHER OPERATING EXPENSES	- 8.184	- 11.976	- 31,7	5,7
120-ADJUSTMENTS TO LOAN AND ADVANCES AND PROVISIONS FOR GUARANTEES AND COMMITMENTS (PROVISIONS FOR LOAN LOSSES)	- 93.240	- 91.609	1,8	23,4
130-WRITEBACKS OF LOAN AND ADVANCES AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS (RECOVERIES)	10.860	17.974	- 39,6	- 26,7
140-ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 4.711	- 10.000	- 52,9	...
150-ADJUSTMENTS TO FINANCIAL FIXED ASSETS (WRITE-DOWNS)	- 51	- 1.708	- 97,0	- 39,9
160-WRITEBACKS OF FINANCIAL FIXED ASSETS (RECOVERIES)	510	-	...	- 100,0
170-INCOME FROM ORDINARY ACTIVITIES	332.252	326.309	1,8	8,1
180-EXTRAORDINARY INCOME	29.952	24.866	20,5	- 43,6
190-EXTRAORDINARY EXPENSES	- 5.012	- 8.154	- 38,5	- 19,4
200-EXTRAORDINARY INCOME, NET	24.940	16.712	49,2	- 50,8
210-INCOME TAXES	- 156.700	- 152.800	2,6	- 1,0
230-NET INCOME	200.492	190.221	5,4	4,7

RECLASSIFIED INCOME STATEMENTS(millions of Italian Lire)

	2001		2000	1999	Change % 2001	Change % 2000
	euro (thousands)					
10-interest income	*608.987*	1.179.163	1.046.941	858.555	12,6	21,9
20-interest expense	*- 300.164*	- 581.199	- 482.527	- 371.873	20,4	29,8
INTEREST MARGIN	***308.823***	**597.964**	**564.414**	**486.682**	**5,9**	**16,0**
40-commission income	*144.204*	279.217	279.306	263.514	0,0	6,0
50-commission expences	*- 12.018*	- 23.271	- 21.504	- 16.211	8,2	32,7
60-gains from financial transactions	*3.244*	6.282	25.229	80.788	- 75,1	- 68,8
30-dividends and other revenues	*39.029*	75.570	57.617	52.702	31,2	9,3
70-other operating income	*121.702*	235.648	169.192	144.722	39,3	16,9
110-other operating expenses	*- 4.227*	- 8.184	- 11.976	- 11.330	- 31,7	5,7
NET REVENUE FROM SERVICES	***291.933***	**565.262**	**497.864**	**514.185**	**13,5**	**-3,2**
INTERMEDIATION MARGIN	***600.756***	**1.163.226**	**1.062.276**	**1.000.867**	**9,5**	**6,1**
80-administrative costs:	*- 301.550*	- 583.882	- 524.027	- 526.484	11,4	- 0,5
- personnel	*- 191.935*	- 371.638	- 334.173	- 340.692	11,2	- 1.9
- other administrative costs	*- 109.615*	- 212.244	- 189.854	- 185.792	11,8	2,2
90-depreciation and amortization of intangible and tangible fixed assets	*- 80.087*	- 155.070	- 121.537	- 114.068	27,6	6,5
OPERATING EXPENCES	***- 381.637***	**- 738.952**	**- 645.564**	**- 640.552**	**14,5**	**0,8**
OPERATING RESULTS	***219.119***	**424.274**	**416.714**	**360.315**	**1,8**	**15,7**
100-provisions for risks and charges	*-2.784*	- 5.390	- 5.062	- 2,751	6,5	84,0
120-adjustments to loan and advances and provisions for guarantees and commitments (provisions for loan losses)	*- 48.154*	- 93.240	- 91.609	- 74.235	1,8	23,4
130-writebacks of loan and advances and reversals *of provisions for guarantees and commitments* (recoveries)	*5.609*	10.860	17.974	24.508	- 39,6	- 26,7
140-additional provisions for loan losses	*- 2.433*	- 4.711	- 10.000	- 5.000	- 52.9	100,0
150-adjustments to financial fixed assets (write-downs)	*- 26*	- 51	- 1.708	- 2.842	- 97,0	- 39,9
160-writebacks of financial fixed assets (recoveries)	*263*	510	-	1.953	...	- 100,0
PROVISIONS AND ADJUSTMENTS	***- 47.525***	**- 92.022**	**- 90.405**	**- 58.367**	**1,8**	**54,9**
170 INCOME FROM ORDINARY ACTIVITIES	***171.594***	**332.252**	**326.309**	**301.948**	**1,8**	**8,1**
180-extraordinary income	*15.469*	29.952	24.866	44.109	20.5	- 43,6
190-extraordinary expenses	*- 2.588*	- 5.012	- 8.154	- 10.112	- 38,5	- 19,4
200-EXTRAORDINARY INCOME	***12.880***	**24.960**	**16.712**	**33.997**	**49,2**	**- 50,8**
EARNINGS BEFORE INCOME TAXES	***184.474***	**357.192**	**343.021**	**335.945**	**4,1**	**2,1**
200 income taxes	*- 80.929*	- 156.700	- 152.800	- 154.300	2,6	- 1,0
230-NET INCOME	***103.545***	**200.492**	**190.221**	**181.645**	**5,4**	**4,7**

FINANCIAL DATA OF THE BANCA CARIGE GROUP
EXPRESSED IN ITALIAN LIRE

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	at						pro forma data(8)		
	31/12/01		30/9/01	31/12/00	31/12/99	change. % 2001	31/12/01	change. % 2001	change. % 2000
	Euro (min.)								
ASSETS (1)									
Total assets	13.972,6	27.054,7	25.012,4	24.787,2	20.274,8	9,1	25.515,5	4,6	10,3
Provision of funds	11.216,7	21.718,6	20.390,2	20.030,4	15.809,5	8,4	20.179,7	2,7	12,4
- Direct deposits (a)	9.377,2	18.156,8	16.251,3	15.744,2	12.783,4	15,3	17.110,7	11,4	4,4
- amounts owed to customers	*5.838,1*	*11.304,2*	*9.843,0*	*9.702,3*	*7.729,2*	*16,5*	*10.387,9*	*10,9*	*2,2*
- debts evidenced by certificates	*3.539,1*	*6.852,6*	*6.408,3*	*6.041,9*	*5.054,2*	*13,4*	*6.722,8*	*12,2*	*8,0*
- amounts owed to credit institutions	1.439,2	2.786,7	3.363,8	4.285,6	3.025,7	- 35,0	2.293,9	- 46,5	55,0
- funds managed on behalf of third parties	0,3	0,6	0,6	0,4	0,4	50,0	0,6	50,0	0,0
- subordinated loans	400,0	774,5	774,5	0,0	0,0	...	774,5	...	...
Indirect deposits (b)	12.884,8	24.948,4	22.879,6	23.811,8	20.010,0	4,8	23.346,5	- 0,3	4,2
Assets under mamagement	6.421,5	12.433,6	11.064,5	11.795,1	11.177,6	5,4	11.665,1	- 0,1	- 7,1
Administrated deposits	6.463,3	12.514,6	11.815,1	12.016,7	8.832,4	4,1	11.681,4	- 0,4	18,6
Financial Assets Brokered (FAB) (a+b)	22.262,0	43.105,2	39.130,9	39.556,0	32.793,4	9,0	40.457,2	4,4	4,3
Investments (2) (3)	12.317,2	23.849,5	22.290,8	22.320,4	18.002,1	6,9	22.852,7	4,2	9,4
Loan and advances to customers (2) (3)	8.341,5	16.151,3	14.762,0	14.597,6	11.689,1	10,6	15.154,5	4,6	12,2
Loan and advances to credit institutions (2)	1.175,1	2.275,3	1.725,7	1.933,3	1.283,9	17,7	2.275,3	37,0	18,4
Securities	2.800,7	5.422,9	5.803,1	5.789,5	5,029,1	- 6,3	5.422,9	- 6,3	1,0
- Fixed portfolio	*460,1*	*890,9*	*895,4*	*785,3*	*747,9*	*13,4*	*890,9*	*13,4*	*- 0,3*
- non-fixed portfolio	*2.340,6*	*4.532,0*	*4.907,7*	*5.004,2*	*4.281,2*	*- 9,4*	*4.532,0*	*- 9,4*	*1,2*
Capital stock and reserves (4)	1.275,5	2.469,7	2.468,0	2.439,7	2.505,9	1,2	2.469,7	1,2	- 2,6
INSURANCE COMPANIES									
Total Premiums	668,4	1.294,2	946,8	1.507,8	1.396,9	- 14,2	1.294,2	- 14,2	7,9
Claims settled	512,9	993,0	714,9	1.024,0	918,6	- 3,0	993,0	- 3,0	11,5
INCOME STATEMENT (1)									
Operating results	224,0	433,8	273,0	406,9	299,7	6,6			
Income from ordinary activity	173,4	335,7	212,3	301,5	237,9	11,3			
Earnings before income taxes	188,8	365,6	237,9	316,7	284,4	15,4			
Net income	96,1	186,0	121,9	155,4	127,6	19,7			
RESOURCES (5)									
network	403	403	340	342	265	17,8	342	6,5	3,2
personnel	4,104	4,104	3,712	3,701	3,230	10,9	3.782	4,6	- 2,0
Insurance activity:									
- insurance agencies	482	482	505	558	646	- 13,6	482	- 13,6	- 13,6
- personnel	408	408	409	405	413	0,7	408	0,7	- 1,9
OPERATING DATA									
Net income from services /Intermediation margin	48,45%	48,45%	44,72%	46,56%	48,38%				
Operating costs/ Intermediation margin	67,82%	67,82%	70,45%	66,87%	69,32%				
Earnings before taxes/ shareholders' equity	14,80%	14,80%	9,64%	12,98%	11,35%				
ROE	7,53%	7,53%	4,94%	6,37%	5,09%				
ROAE (6)	7,58%	7,58%	4,97%	6,28%	5,65%				
CAPITAL ADEQUACY RATIOS									
Risk-weighted assets	7.785,7	15.075,2	13.388,8	13.387,4	11.351,8	12,6			
Tier 1 Capital/ Risk-weighted Assets	10.71%	10,71%	15,47%	15,08%	19,35%				
Capital for regulatory purposes/ Risk-weighted Assets	15,18%	15,18%	20,50%	14,29%	16,23%				

(1) amounts expressed in billion

(2 before losses

(3) including fixed assets from lease financing

(4) including the special reserve *fondo per i rischi bancari genereali*

(5) end of period data

(6) net income to average equity

(7) operating amounts, except for 12/31/01, 12/31/00 and 12/31/99 whose figure are the ones indicated in tne *Segnalazione Ufficiale di Vigilanza*

(8) pro forma data does not include income from the 61 branches acquired fro Gruppo IntesaBci; the change 2000 was calculated comparing with the financial statements at 12731/99 pro forma, which do not consider the effects of the composition of the Group as at 12/31/99. For further details see pag. 191.

CONSOLIDATED BALANCE SHEETS

ASSETS (Millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	Change % 2000
10-CASH IN HANDS , BALANCES WITH CENTRAL BANKS AND POST OFFICE	360.688	251.475	43,4	55,8
20-TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANK	1.116.777	1.248.717	- 10,6	- 33,7
30-LOANS AND ADVANCES TO CREDIT INSTITUTIONS	2.260.881	1.920.190	17,7	52,0
(a) repayable on demand	599.400	1.025.870	- 41,6	...
(b) other loan and advances	1.661.481	894.320	85,8	- 8,6
40-LOAN AND ADVANCES TO CUSTOMERS	14.955.163	13.599.435	10,0	24,6
Including				
- loan using funds managed on behalf of third parties	365	308	18,5	65,6
50-BONDS AND OTHER FIXED-INCOME SECURITIES	4.116.442	4.255.826	- 3,3	48,3
(a) issued by public bodies	2.148.074	2.477.541	- 13,3	51,3
(b) issued by banks	1.244.645	1.094.490	13,7	63,7
Including:				
- own securities	106.061	136.854	- 22,5	31,5
(c) issued by financial institutions	508.079	493.935	2,9	75,7
Including:				
- own securities	-	-	-	-
(d) issued by others	215.644	189.860	13,6	- 33,0
60-SHARES, QUOTAS AND OTHER EQUITY SECURITIES	189.634	284.992	- 33,5	3,0
70-EQUITY INVESTMENTS	188.507	178.891	5,4	- 58,6
(a) carried at equity	119.496	111.073	7,6	- 70,2
(b) other	69.011	67.818	1,8	15,3
80- EQUITY INVESTMENTS IN ASSOCIATED COMPANIES	250.554	253.678	- 1,2	27,5
(a) carried at equity	250.554	253.678	-1,2	27,5
(b) other	-	-	-	-
90-POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	182.391	192.922	- 5,5	...
100- POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	29.739	32.549	- 8,6	- 78,1
110-INTANGIBLE FIXED ASSETS	693.573	166.405	...	-
Including:				
- start-up costs	6.098	8.871	- 31,3	- 32,1
- goodwill	640.735	123.216	...	...
120-TANGIBLE FIXED ASSETS	1.555.301	1.330.363	16,9	27,9
140-OWN SHARES	69.380	61.227	13,3	...
(nominal value: 47.532))				
150-OTHER ASSETS	893.136	807.827	10,6	2,3
160-ACCRUED INCOME AND PREPAID EXPENCES:	192.554	202.658	- 5,0	42,6
(a) accrued income	174.874	189.950	- 7,9	40,4
(b) prepaid expences	17.680	12.708	39,1	88,0
Including:				
- Discounts on bonds issued	4.181	2.398	74,4	64,8
TOTAL ASSETS	27.054.720	24.787.155	9,1	22,3

LIABILITIES AND STOCKHOLDERS' EQUITY (millions of Italian Lire)	31/12/01	31/12/00	Change % 2001	2000
10-AMOUNTS OWED TO CREDIT INSTITUTIONS:	2.786.722	4.285.770	-35,0	41,6
(a) repayable on demand	166.599	302.136	-44,9	...
(b) with agreed maturity dates or period of notice	2.620.123	3.983.634	-34,2	33,6
20-AMOUNTS OWED TO CUSTOMERS:	11.304.237	9.702.318	16,5	25,5
(a) repayable on demand	10.085.403	8.544.390	18,0	20,1
(b) with agreed maturity dates or period of notice	1.218.834	1.157.928	5,3	88,8
30-DEBTS EVIDENCED BY CRETIFICATES:	6.852.607	6.041.858	13,4	19,5
(a) bonds	5.699.303	4.836.933	17,8	25,7
(b) certificates of deposits	997.292	1.047.302	-4,8	-5,7
(c) other	156.012	157.623	-1,0	64,1
40-FUNDS MANAGED ON BEHALF OF THIRD PARTIES	577	450	28,2	1,1
50-OTHER LIABILITIES	1.324.625	827.962	60,0	17,3
60-ACCRUED EXPENSES AND DEFERRED INCOME:	269.913	301.683	-10,5	46,9
(a) accrued expenses	184.316	227.987	-19,2	45,8
(b) deferred income	85.597	73.696	16,1	50,5
70-RESERVE FOR TERMINATION INDEMNITIES	173.512	160.063	8,4	32,6
80-RESERVE FOR RISKS AND CHARGES:	859.679	824.581	4,3	7,4
(a) reserve for pension and similar commitments	589.129	588.343	0,1	2,3
(b) reserve for taxation	203.352	179.101	13,5	5,7
(c)consolidation reserves for future risks and charges	-	-	-	-
(d) other reserves	67.198	57.137	17,6	...
90-RESERVES FOR LOAN LOSSES	12.988	7.941	63,6	58,8
110-RESERVES FOR GENERAL BANKING RISKS	10.000	10.000	-	-
110-SUBORDINATED LIABILITIES	774.508	-	...	-
130-NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	3.863	3.834	0,8	43,8
140-MINORITY INTEREST	35.835	35.634	0,6	43,3
150-CAPITAL STOCK	1.970.173	1.970.173	-	-
160-ADDITIONAL PAID-IN CAPITAL	255.597	241.368	5,9	19,3
170-RESERVES	218.298	202.527	7,8	-4,0
(a) legal reserve	90.065	71.448	26,1	34,3
(b) reserve for purchase of treasury stick	69.380	61.227	13,3	-
(c) statutory reserves	-	-	-	-
(d) other reserves	58.853	69.852	-15,7	-52,8
180-REVALUATION RESERVES	15.587	15.587	-	-
200-NET INCOME	185.999	155.406	19,7	21,8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	27.054.720	24.787.155	9,1	21,8
GUARANTEES AND COMMITMENTS				
10-GUARANTIES GIVEN	2.502.478	2.283.784	9,6	24,4
Including:				
- acceptances	18.421	8.544		45,1
- other guaranties	2.484.057	2.275.240	9,2	25,0
20-COMMITMENTS	1.275.140	1.610.573	-20,8	93,6
Including:				
- repurchase agreement				

CONSOLIDATED INCOME STATEMENTS

(millions of Italian Lire)	2001	2000	Change% 2001	Change% 2000
10-INTEREST INCOME AND SIMILAR REVENUE	1.322.457	1.189.242	11,2	34,0
Including				
- Loan and dvances to customers	981.573	861.797	13,9	37,3
- fixed-income securities	285.117	270.917	5,7	29,6
20-INTEREST EXPENSE AND SIMILAR CHARGES	-627.560	-532.970	17,7	39,0
Including:				...
- amounts owed to customers	-166.681	-138.141	20,7	65,9
- securities issued	-285.048	-233.939	21,8	36,4
30-DIVIDENDS AND OTHER REVENUES:	38.991	18.750	...	-62,1
(a) from shares, quotas and other equity securities	5.659	3.998	41,5	-30,9
(b) from equity investments	19.846	13.724	44,6	-68,1
(c) other	13.486	1.028	...	56,5
40-COMMISSION INCOME	321.913	329.471	-2,3	20,4
50-COMMISSION EXPENCES	-24.612	-22.110	11,3	36,7
60-GAINS FROM FINANCIAL TRANSACTIONS	8.571	22.233	-61,4	-72,5
70-OTHER OPERATING INCOME	312.336	245.249	27,4	63,2
80-ADMINISTRATIVE COSTS:	-691.669	-632.032	9,4	15,0
(a) personnel	-437.286	-398.143	9,8	12,0
Including.				...
- wages and salaries	-269.592	-250.859	7,5	7,3
- social security costs	-75.769	-67.780	11,8	-0,6
- termination indemnties	-21.431	-21.304	0,6	23,1
- pension and similar commitments	-25.457	-23.417	8,7	6,9
(b) other administrative costs	-254.383	-233.889	8,8	20,5
90-DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	-222.483	-189.209	17,6	48,5
100-PROVISIONS FOR RISKS AND CHARGES	-5.631	-6.086	-7,5	...
110-OTHER OPERATING EXPENSES	-18.821	-20.454	-8,0	77,5
120-ADJUSTMENTS TO LOAN AND ADVANCES AND PROVISIONS FOR GUARANTEES AND COMMITMENTS (PROVISIONS FOR LOAN LOSSES)	-97.530	-190.142	-10,6	44,7
130-WRITEBACKS OF LOAN AND ADVANCES AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS (RECOVERIES)	18.800	22.081	-14,9	-11,7
140-ADDITIONAL PROVISIONS FOR LOAN LOSSES	-14.128	-10.613	33,1	35,8
150-ADJUSTMENTS TO FINANCIAL FIXED ASSETS (WRITE-DOWNS)	-110	-1.756	-93,7	-38,2
160-WRITEBACKS OF FINANCIAL FIXED ASSETS (RECOVERIES)	523	54	--	-97,3
170-PROFITS ON INVESTMENTS CARRIED AT EQUITY	14.668	-1,244	--	-97,7
180-INCOME FROM ORDINARY ACTIVITIES	335.715	301.464	11,4	26,7
190-EXTRAORDINARY INCOME	36.781	24.076	52,8	61,1
200-EXTRAORDINARY EXPENSES	-6.942	-8.838	-21,5	-42,6
210-EXTRAORDINARY INCOME, NET	29.839	15.238	95,8	-67,2
240-INCOME TAXES	-177.683	-159.877	11,1	2,1
250-MINORITY INTEREST	-1.872	-1.419	31,9	--
260-NET INCOME	185.999	155.406	19,7	21,8

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS (millions of Italian Lire)

	31/12/2001					change %	
	Euro (thousands)	Lire	31/12/00	31/12/99	31/12/99 pro forma	2001 2000	2000 1999 p.f.
10-interest income	*682.992*	1.322.457	1.189.242	887.740	994.124	11,2	19,6
20-interest expense	*-324.108*	-627.560	-532.970	-383.472	-420.239	17,7	26,8
INTEREST MARGIN	***358.884***	**694.897**	**656.272**	**504.268**	**573.885**	**5,9**	**14,4**
40-commission income	*166.254*	321.913	329.471	273.736	306.817	-2,3	7,4
50-commission expences	*-12.711*	-24.612	-22.110	-16.176	-17.713	11,3	24,8
60-gains from financial transactions	*4.427*	8.571	22.233	80.797	81.565	-61,4	-72,7
30-dividends and other revenues	*20.137*	38.991	18.750	49.461	53.245	108,0	-64,8
70-other operating income	*7.575*	14.668	-1.244	-53.984	-58.908	...	-97,9
110-other operating expenses	*161.308*	312.336	245.249	150.237	226,840	27,4	8,1
170-profits on investments carried at equity	*-9.720*	-18.821	-20.454	-11.521	-20.632	-8,0	-0,9
NET REVENUE FROM SERVICES	***337.270***	**653.046**	**571.895**	**472.550**	**571.214**	**14,2**	**0,1**
INTERMEDIATION MARGIN	***696.154***	**1.347.943**	**1.228.167**	**976.818**	**1.145.099**	**9,8**	**7,3**
80-administrative costs:	*-357.217*	-691.669	-632.032	-549.655	-637.243	9,4	-0.8
- personnel	*-225.839*	-437.286	-398.143	-355.581	-405.754	9,8	-1,9
- other administrative costs	*-131.378*	-254.383	-233.889	-194.074	-231.489	8,8	1,0
90-depreciation and amortization of intangible and tangible fixed assets	*-114.903*	-222.483	-189.209	-127.439	-175.358	17,6	7,9
OPERATING EXPENCES	***-472.120***	**-914.152**	**-821.241**	**-677.094**	**-812.601**	**11,3**	**1,1**
OPERATING RESULTS	***224.034***	**433.791**	**406.926**	**299.724**	**332.498**	**6,6**	**22,4**
100-provisions for risks and charges	*-2.908*	-5.631	-6.086	-2.751	-7.436	-7.5	-18.2
120-adjustments to loan and advances and provisions for guarantees and commitments (provisions for loan losses)	*-50.370*	-97.530	-109.142	-75.404	-96.031	-10,6	13,7
130-writebacks of loan and advances and reversals of provisions for guarantees and commitments (recoveries)	*9.709*	18.800	22.081	24.994	30.816	-14,9	-28,3
140-additional provisions for loan losses	*-7.297*	-14.128	-10.613	-7.816	-12.385	33,1	-14,3
150-adjustments to financial fixed assets (write-downs)	*-57*	-110	-1.756	-2.842	-3.211	-93,7	-45,3
160-writebacks of financial fixed assets (recoveries)	*270*	523	54	1.977	1.977	868,5	-97,3
PROVISIONS AND ADJUSTMENTS	***-50.652***	**-98.076**	**-105.462**	**-61.842**	**-86.270**	**-7,0**	**22,2**
180 INCOME FROM ORDINARY ACTIVITIES	***173.382***	**335.715**	**301.464**	**237.882**	**246.228**	**11,4**	**22,4**
190-extraordinary income	*18.996*	36.781	24.076	61.893	79.191	52,8	-69,6
200-extraordinary expenses	*-3.585*	-6.942	-8.838	-15.401	-16.095	-21,5	-45,1
210-EXTRAORDINARY INCOME	***15.411***	**29.839**	**15.238**	**46.492**	**63.096**	**95,8**	**-75,8**
EARNINGS BEFORE INCOME TAXES	***188.793***	**365.554**	**316.702**	**284.374**	**309.324**	**15,4**	**2,4**
230 change in the special reserve *fondi rischi bancari generali*	-	-	-	-	-8.200	...	-100,0
240-income taxes	*-91.766*	-177.683	-159.877	-156.645	-167.311	11,1	-4,4
250-minority interest	*-967*	-1.872	-1.419	-126	-6.210	31,9	-77,1
260-NET INCOME	***96.061***	**185.999**	**155.406**	**127.603**	**127.603**	**19,7**	**21,8**